UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 13G
Under the Securities Exchange Act of 1934
(Amendment No. )*

RayzeBio, Inc.

(Name of Issuer)

Common Stock, par value $0.0001 per share

(Title of Class of Securities)

75525N107

(CUSIP Number)

December 31, 2023

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Continued on following pages
Page 1 of 10 Pages
Exhibit Index: Page 10

SCHEDULE 13G
CUSIP No. 75525N107	Page 2 of 10 Pages
1	NAMES OF REPORTING PERSONS
venBio Global Strategic Fund III, L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a)☐
(b)☐
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
0

	6	SHARED VOTING POWER
5,158,162

	7	SOLE DISPOSITIVE POWER
0

	8	SHARED DISPOSITIVE POWER
5,158,162

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
5,158,162

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
8.5%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
PN

SCHEDULE 13G
CUSIP No. 75525N107	Page 3 of 10 Pages
1	NAMES OF REPORTING PERSONS
venBio Global Strategic GP III, L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a)☐
(b)☐
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
0

	6	SHARED VOTING POWER
5,158,162

	7	SOLE DISPOSITIVE POWER
0

	8	SHARED DISPOSITIVE POWER
5,158,162

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
5,158,162

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
8.5%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
PN, HC

SCHEDULE 13G
CUSIP No. 75525N107	Page 4 of 10 Pages
1	NAMES OF REPORTING PERSONS
venBio Global Strategic GP III, Ltd.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a)☐
(b)☐
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
0

	6	SHARED VOTING POWER
5,158,162

	7	SOLE DISPOSITIVE POWER
0

	8	SHARED DISPOSITIVE POWER
5,158,162

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
5,158,162

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
8.5%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
CO, HC

SCHEDULE 13G
CUSIP No. 75525N107	Page 5 of 10 Pages
1	NAMES OF REPORTING PERSONS
Robert Adelman

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a)☐
(b)☐
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
0

	6	SHARED VOTING POWER
5,158,162

	7	SOLE DISPOSITIVE POWER
0

	8	SHARED DISPOSITIVE POWER
5,158,162

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
5,158,162

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
8.5%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IN, HC

SCHEDULE 13G
CUSIP No. 75525N107	Page 6 of 10 Pages
1	NAMES OF REPORTING PERSONS
Corey Goodman

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a)☐
(b)☐
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
0

	6	SHARED VOTING POWER
5,158,162

	7	SOLE DISPOSITIVE POWER
0

	8	SHARED DISPOSITIVE POWER
5,158,162

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
5,158,162

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
8.5%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IN, HC

SCHEDULE 13G
CUSIP No. 75525N107	Page 7 of 10 Pages

Item 1(a).	Name of Issuer

RayzeBio, Inc. (the “Issuer”)

Item 1(b).	Address of Issuer’s Principal Executive Offices

  5505 Morehouse Drive, Suite 300, San Diego, CA 92121

Item 2(a).	Names of Persons Filing

This Statement is filed on behalf of the following persons (collectively, the “Reporting Persons”):

i.	venBio Global Strategic Fund III, L.P. (“Fund III”);
ii.	venBio Global Strategic GP III, L.P. (“General Partner III);
iii.	venBio Global Strategic GP III, Ltd. (“GP Ltd. III”);
iv.	Robert Adelman (“Mr. Adelman”); and
v.	Corey Goodman (“Mr. Goodman”);

This Statement relates to Shares (as defined herein) directly beneficially owned by Fund III. General Partner III is the sole general partner of Fund III, and GP Ltd. III is the sole general partner of General Partner III. Mr. Adelman and Mr. Goodman are directors of GP Ltd. III (collectively, the “Directors”). Accordingly, each of General Partner III, GP Ltd. III, and the Directors may be deemed to indirectly beneficially own the Shares reported herein.

Item 2(b).	Address of Principal Business Office or, if None, Residence

The address of the principal business office of each Reporting Person is c/o venBio Partners, LLC, 1700 Owens Street, Suite 595, San Francisco, CA 94158.

Item 2(c).	Citizenship

Each of Fund III and General Partner III is a Cayman Islands exempted limited partnership. GP Ltd. III is a Cayman Islands exempted company. Each of the Directors is a citizen of the United States of America.

Item 2(d).	Title of Class of Securities

Common stock, par value $0.0001 per share (the “Shares”)

Item 2(e).	CUSIP Number

75525N107

Item 3.	If this statement is filed pursuant to §§ 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

This Item 3 is not applicable.

SCHEDULE 13G
CUSIP No. 75525N107	Page 8 of 10 Pages
Item 4.	Ownership
Item 4(a)	Amount Beneficially Owned

As of December 31, 2023, each of the Reporting Persons may be deemed to beneficially own 5,158,162 Shares.

Item 4(b)	Percent of Class

The percentages set forth in row 11 are based on 61,034,144 Shares outstanding as of December 22, 2023, as reported in the Agreement and Plan of Merger, dated as of December 25, 2023, by and between the Issuer and Bristol-Myers Squibb Company, filed as Exhibit 2.1 to the Issuer’s current report on Form 8-K filed with the Securities and Exchange Commission on December 26, 2023.

Item 4(c)	Number of shares as to which such person has:

(i)	sole power to vote or to direct the vote: See Line 5 of cover sheets.
(ii)	shared power to vote or to direct the vote: See Line 6 of cover sheets.
(iii)	sole power to dispose or to direct the disposition of: See Line 7 of cover sheets.
(iv)	shared power to dispose or to direct the disposition of: See Line 8 of cover sheets.

Each Reporting Person disclaims beneficial ownership of such securities except for the Shares, if any, such Reporting Person holds of record.

Item 5.	Ownership of Five Percent or Less of a Class

This Item 5 is not applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person

This Item 6 is not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person

See disclosure in Item 2 hereof.

Item 8.	Identification and Classification of Members of the Group

This Item 8 is not applicable.

Item 9.	Notice of Dissolution of Group

This Item 9 is not applicable.

Item 10.	Certification

This Item 10 is not applicable.

SCHEDULE 13G
CUSIP No. 75525N107	Page 9 of 10 Pages
SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 9, 2024
VENBIO GLOBAL STRATEGIC FUND III, L.P.

	By:	VENBIO GLOBAL STRATEGIC GP III, L.P. General Partner
	By:	VENBIO GLOBAL STRATEGIC GP III, LTD. General Partner
	By:	*
	Title:	Director
	By:	*
	Title:	Director

VENBIO GLOBAL STRATEGIC GP III, L.P.
	By:	VENBIO GLOBAL STRATEGIC GP III, LTD. General Partner
	By:	*
	Title:	Director
	By:	*
	Title:	Director

VENBIO GLOBAL STRATEGIC GP III, LTD.
	By:	*
	Title:	Director
	By:	*
	Title:	Director

*
Corey Goodman
*
Robert Adelman

By:	/s/ David Pezeshki
David Pezeshki
As attorney-in-fact

This Schedule 13G was executed by David Pezeshki on behalf of the individuals listed above pursuant to a Power of Attorney, a copy of which is attached as Exhibit 2.

SCHEDULE 13G
CUSIP No. 75525N107	Page 10 of 10 Pages
EXHIBIT INDEX

Ex.		Page No.

1	Joint Filing Agreement	11
2	Power of Attorney regarding filings under the Securities Exchange Act of 1934, as amended.	12